Exhibit 99.1

Wearable Devices Announces Full Year 2024 Financial Results and Provides Corporate Update

YOKNE’AM ILLIT, Israel, March 19, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced its financial results for the year ended December 31, 2024.

Asher Dahan, Chief Executive Officer and Chairman of the Board of Directors of Wearable Devices, commented, “2024 was characterized by strategic capital allocation and the execution of our growth strategy as we delivered our Mudra Band for Apple Watch, and entered into several collaborations with companies and contractors at the forefront of their respective industries. With a strong focus on technological breakthroughs and innovation, we introduced the Mudra Link, a universal gesture control wearable wristband in September 2024. This launch marked a significant milestone in our neural interface technology, enabling seamless, touch-free interaction with a wide range of digital devices. The Mudra Link is open for orders, and we have started to ship the Mudra Link to customers in the first quarter of 2025. We invested significant resources in pursuit of these milestones, mainly due to strategic investments primarily in sales and marketing and research and development as we continue to innovate and showcase our technology, as well as an enhanced focus on business development on the business-to-business (“B2B”) side of our business.”

“Collaborations represent a key part of our business, and we expect our B2B offerings to be a significant driver of revenue for us as we grow. At the beginning of 2024, we launched the B2B Mudra Developer Kit (“MDK”), providing our B2B customers with enhanced capabilities and additional features that improve our B2B offering. The MDK allows original equipment manufacturers (“OEMs”) to design new, customized gestures to create a user interface specifically tailored to their needs. At the beginning of 2024, we announced a collaboration agreement with Qualcomm Incorporated (“Qualcomm”), for the development of products using the Qualcomm Snapdragon Spaces XR Developer Platform. In October 2024, we announced an innovative collaboration with TCL-RayNeo™ (“RayNeo”), a leader in augmented reality (“AR”) technology, aiming at bringing mass-market neural interface wristband for AR glasses to life. We anticipate interest in our B2B product to grow as the market for wearable devices and AI-based technology expands, with more and more customers recognizing the value that our products can add to their operations.

“Our business-to-customer (“B2C”) product, the Mudra Band, is an award-winning aftermarket band for the Apple Watch that enables touchless control of multiple Apple devices. In addition, we’re seeing considerable interest in the Mudra Link, and during the first quarter of 2025 we commenced shipment of our first manufacturing batch to Mudra Link customers. 2024 was characterized by strategic capital allocation and the execution of our growth strategy, with a focus on three key areas: technological breakthroughs and innovation, adoption trends and market outlook, and strategic positioning for future growth.

First, we continued to lead in innovation with groundbreaking technologies that enable natural, touch-free interaction. Second, we are witnessing an increasing adoption trend in neural interface solutions, with growing interest from both consumers and business partners. Finally, we are well-positioned for future growth, supported by our marketing efforts, strong presence at leading trade shows such as CES and MWC, and the growing recognition of Mudra Link as a market-defining product. We continue to receive orders for the product and see significant growth potential as our technology and capabilities evolve.”

Mr. Dahan concluded, “We have a comprehensive strategy with innovative B2B and B2C offerings to maximize our presence in what we believe to be a market that is poised for tremendous growth. We are very encouraged by the progress that we made in 2024 and believe that Wearable Devices is positioned for transformation in coming years, as we continue to invest in our operations, bring innovative products to market, and showcase the breadth and depth of our technology.”

2024 and Recent Business Highlights:

Strategic Collaborations & Expansion

●	Signed a collaboration agreement with Qualcomm to elevate extended reality (“XR”) experiences using Mudra neural technology.

●	Collaborated with RayNeo to lead the neural control revolution for AR glasses, positioning Mudra ahead of competitors like Meta.

●	Signed a reseller agreement to scale licensing efforts in South Korea and China.

Product & Technology Innovations

●	Launched Mudra Link, the first AI Neural Interface Wristband for Android and beyond, expanding accessibility of neural gesture control.

●	Released the Mudra Developer Kit (MDK) for B2B customers, enabling OEMs to create tailored user interfaces.

●	Unveiled AI-powered Large MUAP Models to revolutionize gesture control with personalized neural interactions.

●	Showcased future AI-powered gesture personalization technology, advancing next-gen human-computer interaction.

Market Recognition & Sales Expansion

●	Awarded the CES 2025 Innovation Award in XR Technologies and Accessories for Mudra Link.

●	Chosen as Best Wearable of CES 2024 by SlashGear.com.

●	Featured in Mashable, VentureBeat, and leading tech magazines.

Strategic Deployments

●	Successfully completed the first-stage deployment testing for a leading XR glasses OEM, meeting key evaluation criteria.

●	Demonstrated Mudra technology integration with Qualcomm Snapdragon Spaces at CES 2025 and AWE 2024.

●	Showed positive results on Lenovo’s XR headset, validating Mudra’s neural technology for next-gen spatial computing.

Intellectual Property & Regulatory Progress

●	Filed a patent application for touchless pinch-to-zoom technology for AR/VR (virtual reality) applications.

●	Secured a Chinese patent for its AI Gesture-Controlled Interface.

●	Expanded international IP portfolio with a neural wrist technology patent filing in South Korea.

Full Year 2024 Financial Highlights:

●	Revenues: Revenues increased from $82 thousand in 2023 to $522 thousand in 2024, marking a significant step forward in the Company’s transition toward a commercially driven business. This growth was primarily driven by increased sales of the Mudra Band, demonstrating early market adoption and growing demand for neural interface technology. While revenues are still at an early stage, the upward trend reflects positive momentum and a foundation for future expansion.

●	Research and Development Expenses: Research and development expenses decreased by 11% to $3.0 million in the full year of 2024 compared to $3.3 million in the full year of 2023, reflecting the successful completion of key development phases, particularly Mudra Link, and a transition toward production and sales. The Company continued to focus on creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software and hardware.

●	Sales and Marketing Expenses: Sales and marketing expenses increased by 4% to $2.1 million in the full year of 2024 compared to $2.0 million in the full year of 2023, related to the Company driving awareness of its technology and products across various channels including participation at multiple leading industry conferences.

●	General and administrative expenses: General and administrative expenses decreased by 1.3% to $2.8 million in the full year of 2024 compared to $2.9 million in the full year of 2023.

●	Net Loss: Net loss increased to $(7.9 million), or $(24.2) per diluted share, for the year ended December 31, 2024, as compared to a net loss of $(7.8 million), or $(38.4) per diluted share, for the year ended December 31, 2023.

The per share information reflects the Company’s 1-for-20 reverse share split, which became effective on October 10, 2024, and an additional 1-for-4 reverse share split, which became effective on March 17, 2025.

●	Cash Position: Cash and deposits as of December 31, 2024 were $4.0 million.

●	Inventory: Inventory increased to $1.2 million at the end of 2024, as part of the completion of the transition phase from research and development to production and to serve our planned B2C and B2B initiatives in 2025.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbol “WLDS” and “WLDSW,” respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the benefits, capabilities, advantages and expected demand, an increasing adoption trend in neural interface solutions, with growing interest from both consumers and business partners, momentum and growth of our products and technology, our expectation for the growth of the B2B market and that our B2B offerings will be a significant driver of revenue for us as we grow, our anticipation that interest in our B2B product will grow as the market for wearable devices and AI-based technology expands and our belief that Wearable Devices is positioned for transformation in coming years. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

Michal Efraty
IR@wearabledevices.co.il

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2024	2023
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	3,089	810
Short-term bank deposits	862	4,045
Governmental grant receivable	17	108
Other receivables and prepaid expenses	322	757
Inventories	1,226	1,032
TOTAL CURRENT ASSETS	5,516	6,752

NON-CURRENT ASSETS:
Long-term bank deposits	-	54
Right-of-use assets	330	592
Property and equipment, net	130	194
TOTAL NON-CURRENT ASSETS	460	840
TOTAL ASSETS	5,976	7,592

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	157	410
Advance payments	83	312
Convertible promissory note	770	-
Accrued payroll and other employment related accruals	402	579
Accrued expenses	392	190
Lease liabilities	291	297
TOTAL CURRENT LIABILITIES	2,095	1,788
Lease liabilities	21	278
TOTAL LIABILITIES	2,116	2,066

SHAREHOLDERS’ EQUITY:
Ordinary shares no par value : Authorized 50,000,000 as of December 31, 2024 and December 31, 2023; Issued and outstanding 707,463 shares as of December 31, 2024 and 254,843 shares as of December 31, 2023.	67	57
Additional paid-in capital	32,895	26,692
Accumulated losses	(29,102)	(21,223)
TOTAL SHAREHOLDERS’ EQUITY	3,860	5,526
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,976	7,592

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands (except per share amounts)

Revenues	522	82	45
Cost of revenues	437	(62)	(10)
GROSS PROFIT	85	20	35
Research and development, net	(2,964)	(3,316)	(2,271)
Sales and marketing expenses, net	(2,096)	(2,008)	(1,370)
General and administrative expenses	(2,845)	(2,882)	(1,948)
Initial public offering expenses	-	-	(904)
OPERATING LOSS	(7,820)	(8,186)	(6,458)
Financing income (expenses), net	(52)	372	(38)
LOSS BEFORE TAX EXPENSES	(7,872)	(7,814)	(6,496)
Tax expenses	(7)	-	-
NET LOSS AND TOTAL COMPREHENSIVE LOSS	(7,879)	(7,814)	(6,496)

Net loss per ordinary shares, basic and diluted *	(24.2)	(38.4)	(42.4)
Weighted average number of ordinary shares and pre-funded warrants outstanding basic and diluted *	325,690	202,515	153,465

*	The share and per share information in these financial statements reflects the 1-for-20 reverse share split became effective on October 10, 2024 and an additional 1-for-4 reverse share split of our issued and outstanding Ordinary Shares became effective on March 17, 2025.

WEARABLE DEVICES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,879)	(7,814)	(6,496)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	107	68	23
Interest expenses on convertible promissory note	4	-	-
Accrued interest on deposits	(3)	(45)	-
Share based compensation expenses	182	241	790
Unrealized gain from foreign currency derivative activities	68	(68)	-
Marketing expenses paid in ordinary shares	100	-	-
Provision for inventory write-off	75	-	-

Changes in operating assets and liabilities items:
Decrease in accounts receivable	-	-	8
Decrease (increase) in inventories	(269)	(1,026)	5
Decrease (increase) in governmental grants receivables	91	(54)	8
Decrease (Increase) in other receivables and prepaid expenses	357	(136)	(496)
Increase (decrease) in advance payments	(228)	(41)	79
Increase (decrease) in deferred revenues	-	(12)	(12)
Increase (decrease) in accounts payable	(253)	254	84
Increase (decrease) in accrued payroll and other employment related accruals	(177)	163	194
Increase in accrued expenses	212	36	99
Net cash used in operating activities	(7,613)	(8,434)	(5,714)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(43)	(194)	(48)
Decrease (Increase) in deposits, net	3,240	(4,054)	-
Prepayments of leasing	-	-	(18)
Net cash provided by (used in) investing activities	3,197	(4,248)	(66)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares issued in the public offering, net of issuance cost	1,578	1,670	-
Proceeds from issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses		-	14,319
Proceeds from issuance of SAFEs	-	-	500
Refund to SAFE investors	-	-	(100)
Proceeds from credit line	-	-	800
Repayment of credit line	-	-	(800)
Proceeds from issuance of ordinary shares as a result of exercise of warrants	-	1,449	160
Proceeds from issuance of ordinary shares associated with the SEPA	4,353	-	-
Proceeds from issuance of convertible promissory note	1,920	-	-
Repayment of convertible promissory note	(1,156)
Net cash provided by financing activities	6,695	3,119	14,879

Net increase (decrease) in cash and cash equivalents	2,279	(9,563)	9,099
Cash and Cash Equivalents at the beginning of year	810	10,373	1,274
Cash and cash equivalents at the end of year	3,089	810	10,373
Supplemental Disclosure:
Interest paid	49	-	40
Interest received	(144)	(305)	-
Conversion of SAFEs to equity	-	-	400
Right-of-use asset recognized against lease liability	-	644	229